Exhibit 99.1

Babylon Delivers Four-Fold Revenue Growth in 2021 and On Track to Meet Three-Fold 2022 Revenue Growth to up to $1 Billion

•	2021 revenue grew over four times year-over-year to $323 million

•	Monthly revenue in January 2022 exceeded $80 million

•	Guidance for 2022 revenue to grow again almost another three times to $900 million to $1 billion

•

Significant operational leverage, with Adjusted EBITDA as a percentage of Total revenue improving from (184)% in 2020 to (54)% in 2021, and projected to fall further to around (30)% in 2022; a six times reduction between 2020 and 2022

•	While growth continues at pace, 2022 focus will be on driving cost of care delivery margin improvements

•	2022 will also be a year of technology investment anchoring software licensing growth in 2023

PALO ALTO, CALIFORNIA and LONDON, UK – March 10, 2022 (BUSINESS WIRE) – Babylon Holdings Limited (NYSE:BBLN) (“Babylon” or “the Company”), one of the world’s fastest growing digital healthcare companies, today announced its financial and operating results for the fourth quarter and full year ended December 31, 2021.

“In 2021, Babylon remained one of the fastest growing digital health companies, delivering a revenue increase of over four times compared to 2020,” said Ali Parsa, CEO and Founder of Babylon. “We have done that while maintaining our high clinical quality standards and customer satisfaction ratings, with 90% five star ratings. We expect to continue our high growth in 2022, but now that we have a substantial footprint, we will focus on margin improvement that comes with scale and building out our technology advantage to anchor our high margin software licensing growth in 2023. Companies deliver because their people deliver: I would like to thank all Babylonians for their hard work in a challenging year, and look forward to continuing to deliver in 2022.”

Charlie Steel, Chief Financial Officer added, “Babylon delivered another strong year in 2021, where we achieved significant revenue growth at scale in particular in our primary market, the United States. In 2022, we continue to focus on delivering growth of our Value-Based Care services and working towards meeting our 2022 revenue guidance of $900 million to $1 billion, but with a focus on profitability, targeting profitability on both a cash and Adjusted EBITDA basis for the overall business no later than 2025.”

Fourth Quarter Financial Results and Operating Metrics Summary

Comparison of the following financial and operating metrics for the three months ended December 31, 2021, compared to the three months ended December 31, 2020:

•

Total revenue was $119.7 million compared to $41.0 million, a year over year increase of 192%. This was primarily driven by the growth in Value-Based Care (“VBC”) revenue, which increased by 279% year-over-year to $98.7 million in Q4 2021.

•

Loss for the period totaled $232.8 million; adjusted for a one-time, non-cash recapitalization transaction expense of $148.7 million relating to our listing, the Loss for the period totaled $84.1 million or (70)% of Total revenue, compared to Loss for the period of $59.2 million, or (145)% of Total revenue, in the fourth quarter of 2020. Improved operating expense leverage was partially offset by an unfavorable Cost of care delivery margin, largely attributable to the change in the sales mix with VBC revenue increasing as a percentage of Total revenue.

•	Adjusted EBITDA totaled $(72.5) million, or (61)% of Total revenue, compared to Adjusted EBITDA of $(37.3) million, or (91)% of Total revenue, in the fourth quarter of 2020.

•	At the beginning of 2022, we added over 100,000 new U.S. VBC Members. The breakout of U.S. VBC Member individuals by health insurance program type is shown below:

% of Total U.S. VBC Members:	12-31-2020	12-31-2021	1-31-2022
Medicaid	88%	84%	83%
Medicare	12%	7%	11%
Commercial	0%	9%	6%

Total U.S. VBC Members[1]	66,000	167,000	276,000

Adjusted EBITDA is a non-IFRS measure. An explanation of non-IFRS measures and a reconciliation to the most comparable IFRS measure has been provided at the end of this press release.

Financial Highlights for the Full Year 2021

Comparison of the following financial results for the year ended December 31, 2021, compared to the year ended December 31, 2020:

•

Total revenue was $322.9 million, compared to $79.3 million in 2020, reflecting an increase of 307%. This growth was driven by organic U.S. VBC Member growth through contracting activities in 2021 and the acquisitions of two independent physician associations in late 2020 and early 2021.

•

Loss for the period totaled $374.5 million; adjusted for a one-time, non-cash recapitalization transaction expense of $148.7 million relating to our listing, the Loss for the period totaled $225.8 million or (70)% of Total revenue, compared to Loss for the period of $188.0 million, or (237)% of Total revenue, in the fourth quarter of 2020. Consistent with our remarks relating to our guidance in our Q3 2021 earnings announcement, the increase in Loss for the period reflects the impact of the incremental costs relating to investments in resources to support new contracts, public company operations, recurring and non-recurring costs related to acquisitions, interest expense, wage inflation, and cost of care delivery expenses. Increased investment in resources for supporting signing and implementation of new contracts and execution of our acquisition strategy are expected to position the company for achieving its growth objectives in 2022.

•

Adjusted EBITDA totaled $(174.1) million in 2021, or (54)% of Total revenue, compared to Adjusted EBITDA of $(146.2) million, or (184)% of Total revenue, reported in 2020. This performance is in-line with the revised guidance we communicated in our Q3 earnings call.

•	Net cash used in operating activities during 2021 was $145.9 million, a 1.7% increase from $143.4 million used during 2020, with continued investment in the business to support expansion.

Recent Highlights

•	Achieved year-over-year 4x growth in revenue and 2.5x growth in U.S. VBC Members in 2021.

•	VBC contract extensions and launches in the fourth quarter added over 100,000 U.S. VBC Members in January 2022, bringing the total to over 275,000 U.S. VBC Members.

[1]

Rounded to nearest thousand. “U.S. VBC Members” means individuals who are covered by one of our U.S. value-based care agreements with a health plan or healthcare provider. Under these agreements, we take financial responsibility for all or some of the surpluses or deficits in total actual costs under the agreement compared to our negotiated fixed per member per month, or capitation, allocation.

•	Babylon has over 440,000 global managed care members[2] at the start of 2022.

•	Total monthly revenue in January 2022 exceeded $80 million.

•	Completed acquisitions of remaining stakes in Higi and DayToDay Health on December 31, 2021 and November 16, 2021, respectively, with business integrations well under way.

•

Executed increased debt funding arrangement for $100 million through a sustainability-linked investment from AlbaCore Capital Group which is focused on ESG investing. We expect to receive funds at the end of March 2022, subject to customary closing conditions. When added to our cash balance of $263 million at December 31, 2021, this provides aggregate cash availability of over $360 million.

FY 2022 Financial Guidance

For the twelve months ended December 31, 2022, the Company is reaffirming revenue guidance ranging from $900 million to $1 billion, a 3x increase over 2021 revenue, with the incremental increase from December 2021 run rate being driven entirely by organic growth, fueled by state expansion in the U.S. with existing clients, as well as members from new clients.

The Company expects to see a continued improvement in Adjusted EBITDA as a percentage of Total revenue. In 2022, this ratio is expected to improve to (30)% from (184)% and (54)% in 2020 and 2021, respectively. The Adjusted EBITDA loss expectation for 2022 reflects growth in revenue and VBC contracting to over 275,000 U.S. VBC Members on January 1, 2022.

Babylon continues to evaluate timing to reach profitability on both a cash and Adjusted EBITDA basis, which we are targeting as no later than 2025, with management incentive plans aligned to this goal.

These statements are forward-looking and actual results may differ materially. Please refer to the Forward-Looking Statements safe harbor below for information on the factors that could cause our actual results to differ materially from these forward-looking statements. We are not able to reconcile either projected 2022 Adjusted EBITDA or 2022 Adjusted EBITDA as a percentage of Total revenue to its most directly comparable IFRS measure as we are not able to forecast IFRS Loss on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect IFRS Loss for the period, including, but not limited to, impairment expense, share-based compensation, foreign exchange gains or losses and gains and losses on sale of subsidiaries. Adjusted EBITDA should not be used to predict IFRS Loss as the difference between the two measures is variable and may be significant.

Fourth Quarter 2021 Earnings Conference Call

Babylon will host a conference call to discuss fourth quarter 2021 results on March 10, 2022 at 8:00 am U.S. Eastern Time. To participate in the Company’s live conference call and webcast, please dial (877) 407-7994 for U.S. participants, 0800 756 3429 for U.K. participants, or +215-268-9868 for international participants. Alternatively, you can visit the “News & Events” section of https://ir.babylonhealth.com to access the live webcast. On this page, you can also find a “Call me” link for instant telephone access to the event, which will be made active 15 minutes prior to the scheduled start time. A replay of the call will be available via webcast for on-demand listening shortly after the completion of the call. A replay of the call will be available via webcast for on-demand listening shortly after the completion of the call, at the same web link, and will remain available for approximately 90 days.

[2]

“Global managed care members” means individuals globally who are covered by one of our value-based care agreements or other risk-based agreements with a health plan, healthcare provider or a government body (including NHS bodies in England), under which we assume partial or full risk for the specified costs of members’ healthcare (which may be all-inclusive healthcare costs or more limited professional costs).

Additional Notes

Adjusted EBITDA is a non-IFRS measure. An explanation of non-IFRS measures, a reconciliation of IFRS Loss for the period, the most directly comparable IFRS measure, to Adjusted EBITDA, and the calculations of IFRS Loss for the period as a percentage of Total revenue and Adjusted EBITDA as a percentage of Total revenue, have been provided at the end of this press release.

Accompanying supplemental information will be posted to the Investor Relations section of Babylon’s web site at https://www.ir.babylonhealth.com.

About Babylon

Babylon is one of the world’s fastest growing digital healthcare companies whose mission is to make high-quality healthcare accessible and affordable for every person on Earth.

Babylon is re-engineering how people engage with their care at every step of the healthcare continuum. By flipping the model from reactive sick care to proactive healthcare through the devices people already own, it offers millions of people globally ongoing, always-on care. Babylon has already shown that in environments as diverse as the developed UK or developing Rwanda, urban New York or rural Missouri, for people of all ages, it is possible to achieve its mission by leveraging its highly scalable, digital-first platform combined with high quality, virtual clinical operations to provide integrated, personalized healthcare.

Founded in 2013, Babylon’s technology and clinical services is supporting a global patient network across 15 countries, with 15 languages available. And through a combination of its value-based care model, Babylon 360, and its work in primary care through NHS GP at Hand, Babylon has over 440k global managed care members in Q1 2022. In 2021, Babylon helped a patient every 6 seconds, with approximately 5.2 million consultations and AI interactions. Importantly, this was achieved with more than a 95% user retention rate and 5-star rating from circa 90% of our users.

Babylon is also working with governments, health providers, employers and insurers across the globe to provide them with a new infrastructure that any partner can use to deliver high-quality healthcare with lower costs and better outcomes. For more information, please visit www.babylonhealth.com.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our future financial and operating results and that we may require additional financing; the growth of our business and organization; our failure to compete successfully; our dependence on our relationships with physician-owned entities to hold contracts and provide healthcare services; our ability to increase engagement of the individual members that interact with our platform; our ability to maintain and expand a network of qualified providers; our ability to attract new customers and expand member enrollment with existing clinical services and Babylon 360 customers; our ability to retain existing customers and existing customers’ willingness to license additional applications and services from us; a significant portion of our revenue comes from a limited number of customers; an increasing portion of our revenue is under risk-based contracts, subject to the achievement of performance metrics and healthcare cost savings and may not be representative of revenue for future periods; the significant risks associated with estimating the amount of revenue that we recognize under our value-based care agreements with health plans; uncertainty associated with claims liability estimates for medical costs and expenses; our ability to recognize the anticipated benefits of our recent acquisitions; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; and the other risks and uncertainties identified in Babylon’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2021, as amended or supplemented from time to time, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov.

Babylon cautions that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this press release.

Table 1

Babylon Holdings Limited

Consolidated Statement of Profit and Loss and Other Comprehensive Loss

(In USD thousands, except per share amounts, unaudited)

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2021	2020	2021	2020
Revenue:
Value based care	98,745	26,038	220,852	26,038
Software licensing	7,824	6,018	60,052	24,603
Clinical services	13,119	8,902	42,017	28,631

Total revenue	119,688	40,958	322,921	79,272
Cost of care delivery	(129,199)	(40,366)	(289,672)	(67,254)
Platform & application expenses	(14,325)	(14,315)	(42,829)	(38,137)
Research & development expenses	(10,994)	(23,440)	(47,534)	(54,711)
Sales, general & administrative expenses	(77,902)	(18,211)	(196,673)	(94,681)
Recapitalization transaction expense	(148,722)	—	(148,722)	—

Operating loss	(261,454)	(55,374)	(402,509)	(175,511)
Finance costs	(10,027)	(1,489)	(14,291)	(4,530)
Finance income	326	610	326	610
Change in fair value of warrant liabilities	27,811	—	27,811	—
Exchange gain / (loss)	1,355	(949)	868	(2,836)

Net finance income (expense)	19,465	(1,828)	14,714	(6,756)
Gain on sale of subsidiary	—	—	3,917	—
Gain on remeasurement of equity interest	10,495	—	10,495	—
Share of loss of equity-accounted investees	(309)	(389)	(2,602)	(1,124)

Loss before taxation	(231,803)	(57,591)	(375,985)	(183,391)

Tax (provision) / benefit	(1,012)	(1,639)	1,474	(4,639)

Loss for the period	(232,815)	(59,230)	(374,511)	(188,030)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	(1,476)	1,131	(1,702)	3,579

Other comprehensive gain / (loss) for the period, net of income tax	(1,476)	1,131	(1,702)	3,579

Total comprehensive loss for the period	(234,291)	(58,099)	(376,213)	(184,451)
Loss attributable to:
Equity holders of the parent	(228,329)	(59,156)	(368,482)	(186,799)
Non-controlling interest	(4,486)	(74)	(6,029)	(1,231)

	(232,815)	(59,230)	(374,511)	(188,030)
Total comprehensive loss attributable to:
Equity holders of the parent	(229,805)	(58,025)	(370,184)	(183,220)
Non-controlling interest	(4,486)	(74)	(6,029)	(1,231)

	(234,291)	(58,099)	(376,213)	(184,451)
Net loss per share, Basic and Diluted	$(0.65)	$(0.24)	$(1.36)	$(0.77)

Table 2

Babylon Holdings Limited

Consolidated Statement of Cash Flows

(In USD thousands, unaudited)

	For the Year Ended December 31,
	2021	2020
Cash flows from operating activities
Loss for the year	(374,511)	(188,030)
Adjustments for:
Recapitalization transaction expense	148,722	—
Share-based compensation	46,307	9,557
Depreciation and amortization	35,004	14,487
Change in fair value of warrant liabilities	(27,811)	—
Gain on remeasurement of equity interest	(10,495)	—
Finance costs	14,291	4,530
Gain on sale of subsidiary	(3,917)	—
Share of loss of equity-accounted investees	2,602	1,124
Taxation	(1,474)	4,639
Impairment expense	941	6,436
Exchange loss / (gain)	(868)	2,836
Finance income	(326)	(610)

	(171,535)	(145,031)
Working capital adjustments
(Increase)/Decrease in trade and other receivables	(21,829)	738
Increase/(Decrease) in trade and other payables	47,496	2,323
(Increase)/Decrease in assets held for sale	—	(3,282)
Increase/(Decrease) liabilities directly associated with the assets held for sale	—	1,822

Net cash used in operating activities	(145,868)	(143,430)
Cash flows from investing activities
Development costs capitalized	(32,120)	(36,509)
Acquisitions, net of cash acquired	(13,798)	(25,671)
Capital expenditure	(8,103)	(719)
Purchase of shares in associates and joint ventures	(5,000)	(10,000)
Payment of lease deposit	(2,105)	—
Cash assumed upon consolidation through control	3,792	—
Proceeds from sale of investment in subsidiary	2,213	—
Interest received	326	673

Net cash used in investing activities	(54,795)	(72,226)
Cash flows from financing activities
Proceeds from issuance of notes and warrants	270,563	—
Proceeds from issuance of share capital	229,311	12,096
Repayment of cash loan	(82,000)	—
Payment of equity and debt issuance costs	(36,043)	(10,245)
Repayments of borrowings	(7,431)	—
Interest paid	(5,219)	(252)
Principal payments on leases	(4,156)	(1,541)
Payments to acquire non-controlling interests	(2,352)	—
Proceeds from issuance of convertible loan notes	—	100,000
Other financing activities, net	(470)	—

Net cash provided by financing activities	362,203	100,058
Net (decrease) / increase in cash and cash equivalents	161,540	(115,598)
Cash and cash equivalents at January 1,	101,757	214,888
Effect of movements in exchange rate on cash held	(716)	2,467

Cash and cash equivalents at December 31,	262,581	101,757

Table 3

Babylon Holdings Limited

Consolidated Statement of Financial Position

(In USD thousands, unaudited)

	December 31, 2021	December 31, 2020
ASSETS
Non-current assets
Right-of-use assets	7,844	2,572
Property, plant and equipment	24,990	1,334
Investments in associates	—	8,876
Goodwill	93,678	17,832
Other intangible assets	111,421	78,853

Total non-current assets	237,933	109,467

Current assets
Right-of-use assets	3,999	1,942
Trade and other receivables	24,119	13,525
Prepayments and contract assets	26,000	8,841
Cash and cash equivalents	262,581	101,757
Assets held for sale	—	3,282

Total current assets	316,699	129,347

Total assets	554,632	238,814

EQUITY AND LIABILITIES
EQUITY
Ordinary share capital	16	10
Preference share capital	—	3
Share premium	922,897	485,221
Share-based payment reserve	80,371	32,185
Retained earnings	(837,986)	(469,504)
Foreign currency translation reserve	(27)	1,675

Total capital and reserves	165,271	49,590
Non-controlling interests	—	(1,231)

Total equity	165,271	48,359

LIABILITIES
Non-current liabilities
Loans and borrowings	168,601	—
Contract liabilities	70,396	57,274
Lease liabilities	8,442	2,011
Deferred grant income	7,236	7,488
Deferred tax liability	1,019	—

Total non-current liabilities	255,694	66,773

Current liabilities
Trade and other payables	22,687	7,745
Accruals and provisions	36,855	18,636
Claims payable	24,628	3,890
Contract liabilities	23,786	18,744
Warrant liability	20,128	—
Lease liabilities	4,190	2,488
Deferred grant income	1,208	—
Loans and borrowings	185	70,357
Liabilities directly associated with the assets held for sale	—	1,822

Total current liabilities	133,667	123,682

Total liabilities	389,361	190,455

Total liabilities and equity	554,632	238,814

Table 4

Babylon Holdings Limited

Reconciliation of IFRS Loss for the Period to EBITDA and Adjusted EBITDA

(In USD thousands, unaudited)

EBITDA is defined as profit (loss) for the period, adjusted for depreciation, amortization, net finance income (costs), and income taxes. Adjusted EBITDA is defined as profit (loss), adjusted for depreciation and amortization, finance costs and income, tax provision or benefit, recapitalization transaction expense, share-based compensation, change in fair value of warrant liabilities, gains on remeasurement of equity interest, gain on sale of subsidiary, impairment expense, and foreign exchange gains or losses. Loss for the period is the most directly comparable IFRS measure to Adjusted EBITDA.

We believe that EBITDA and Adjusted EBITDA are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because they permit investors to evaluate our recurring profitability from our ongoing operating activities.

EBITDA and Adjusted EBITDA have certain limitations, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. We caution investors that amounts presented in accordance with our definition of EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because some issuers calculate EBITDA and Adjusted EBITDA differently or not at all, limiting their usefulness as direct comparative measures.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from the most directly comparable IFRS measure, Loss for the period, and the calculations of IFRS Loss for the period as a percentage of Total revenue and Adjusted EBITDA as a percentage of Total revenue, for the three months and years ended December 31, 2021 and 2020:

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2021	2020	2021	2020
IFRS Loss for the period	(232,815)	(59,230)	(374,511)	(188,030)
Adjustments to calculate EBITDA:
Depreciation and amortization	12,859	4,956	35,004	14,487
Finance costs and income	9,701	879	13,965	3,920
Tax provision/(benefit)	1,012	1,639	(1,474)	4,639

EBITDA	(209,243)	(51,756)	(327,016)	(164,984)
Adjustments to calculate Adjusted EBITDA:
Recapitalization transaction expense	148,722	—	148,722	—
Share-based compensation	26,722	7,105	46,307	9,557
Change in fair value of warrant liabilities	(27,811)	—	(27,811)	—
Gain on remeasurement of equity interest	(10,495)	—	(10,495)	—
Gain on sale of subsidiary	—	—	(3,917)	—
Impairment expense	941	6,404	941	6,436
Exchange (gain)/ loss	(1,355)	949	(868)	2,836

Adjusted EBITDA	(72,519)	(37,298)	(174,137)	(146,155)
Total revenue	119,688	40,958	322,921	79,272
IFRS Loss for the period as a % of Total revenue	(195)%	(145)%	(116)%	(237)%
Adjusted EBITDA as a % of Total revenue	(61)%	(91)%	(54)%	(184)%

Contacts:

Media

Adam Davison

press@babylonhealth.com

Investors

Kathy Kress

investors@babylonhealth.com